

ALLGREEN PROPERTIES LIMITED

04 MAR -9 AM 7:21

File No. 82-4959


04010375

SUPPL

Date: **25 FEB 2004**

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
MAR 09 2004
THOMSON
FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

MASNET No. 44 OF 25.02.2004
Announcement No. 44

ALLGREEN PROPERTIES LIMITED

ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 158,000 ordinary shares of S$0.50 each in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 23 February 2004.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the new shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,050,787,000 ordinary shares of S$0.50 each.

Submitted by Ms Isoo Tan, Company Secretary on 25/02/2004 to the SGX